

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 26, 2014

<u>Via E-mail</u>
Mr. Darryl Reed
Chief Executive Officer
Next Generation Management Corp.
(f/k/a Next Generation Energy Corp.)
4270 John Marr Drive
Annandale, Virginia 22003

> **Re: Next Generation Management Corp.**
> **(f/k/a Next Generation Energy Corp.)**
> **Items 4.01 and 4.02 Form 8-K**
> **Filed   June 13, 2014**
> **File No. 002-74785-B**

Dear Mr. Reed:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director